Exhibit 3.1

Amendment to By-Laws

Effective July 29, 2011, the second sentence of Article III, Section 1 of the By-Laws of Integra Bank Corporation have been amended to read as follows:

“The number of Directors shall be set from time to time by resolution of the Board of Directors; provided, however, that no reduction in size shall have the effect of shortening the term of any incumbent Director.”